UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

13D

CUSIP No. 984249607	Page 2 of 9 Pages

(1)	Names of reporting persons Solus Alternative Asset Management LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 614,377[1]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 614,377[2]
(11)	Aggregate amount beneficially owned by each reporting person 614,377[3]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.32%
(14)	Type of reporting person IA

[1]	Includes 614,377 shares of Common Stock (as defined in Item 1) issuable upon exercise of Series A Notes and Series B Notes (as defined in Item 3).
[2]	See Footnote 1.
[3]	See Footnote 1.

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CUSIP No. 984249607	Page 3 of 9 Pages

(1)	Names of reporting persons Solus GP LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 614,377[4]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 614,377[5]
(11)	Aggregate amount beneficially owned by each reporting person 614,377[6]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.32%
(14)	Type of reporting person OO

[4]	Includes 614,377 shares of Common Stock issuable upon exercise of Series A Notes and Series B Notes.
[5]	See Footnote 4.
[6]	See Footnote 4.

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CUSIP No. 984249607	Page 4 of 9 Pages

(1)	Names of reporting persons Christopher Pucillo
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 614,377[7]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 614,377[8]
(11)	Aggregate amount beneficially owned by each reporting person 614,377[9]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.32%
(14)	Type of reporting person IN

[7]	Includes 614,377 shares of Common Stock issuable upon exercise of Series A Notes and Series B Notes.
[8]	See Footnote 7.
[9]	See Footnote 7.

13D

CUSIP No. 984249607	Page 5 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons (as defined below) previously filed a Schedule 13G on September 10, 2013, with respect to their shares of Common Stock of the Issuer.

The address of the principal executive offices of the Issuer is 10990 Roe Avenue, Overland Park, Kansas 66211.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”);

(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”); and

(iii)	Mr. Christopher Pucillo, a United States citizen (“Mr. Pucillo”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: 410 Park Avenue, 11th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	Solus is registered as an investment advisor with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds advised by Solus (the “Funds”) with respect to the Common Stock;

(ii)	the GP serves as the general partner to Solus with respect to the shares of Common Stock held by the Funds; and

(iii)	Mr. Pucillo serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The principal business address for each of the Reporting Persons is 410 Park Avenue, 11th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 984249607	Page 6 of 9 Pages

(f) Citizenship:

(i)	Solus – Delaware;

(ii)	GP – Delaware; and

(iii)	Mr. Pucillo – United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired 614,377 shares of Common Stock issuable upon exercise of the 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) and the 10% Series B Convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “Notes”) for an aggregate consideration of approximately $16,707,475.

The Reporting Persons obtained the funds necessary to purchase such shares from the existing capital of the Funds.

Item 4.	Purpose of Transaction

The securities covered by this Schedule 13D were acquired for investment purposes only and such acquisitions were not intended to, and did not, affect any change in the control of the Issuer.

Representatives of the Reporting Persons have had discussions with the representatives of the Issuer with respect to the Reporting Persons’ investment in the Issuer and Issuer’s current financial condition and liquidity position. In connection with their investment, the Reporting Persons expect to: (i) have additional discussions or meetings from time to time with representatives and advisors of the Issuer, including with respect to the current and future financial position and liquidity of the Issuer; and (ii) provide the Issuer and its representatives with its ideas or potential frameworks for the recapitalization of the Issuer or the restructuring or refinancing of the Issuer’s outstanding liabilities and other matters relating to the Issuer, including preliminary proposals by the Reporting Persons with respect to transactions to implement such ideas. In addition, the Reporting Persons may, from time to time: (a) have discussions, consistent with applicable securities laws, with other security holders and creditors of the Issuer, knowledgeable industry or market participants or others with respect to the matters set forth in item (ii) above; (b) engage one or more financial or other advisors to assist it in evaluating the Issuer; (c) make one or more proposals with respect to the matters set forth in item (ii) above; or (d) enter into customary confidentiality or similar agreements with the Issuer. The discussions, ideas and proposals referred to above may involve one or more of the events or matters specified in (a) through (j) of Item 4 of Schedule 13D. There is no assurance that the Reporting Persons will take any of the actions set forth above and, if undertaken, the Reporting Persons may modify or terminate any activities at any time.

The Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’

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CUSIP No. 984249607	Page 7 of 9 Pages

evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities or indebtedness of the Issuer; (ii) dispose of all or a portion of the securities reported herein through open market or privately negotiated transactions; or (iii) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the company.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) – (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each Reporting Person may be deemed to beneficially own 614,377 shares of the Common Stock (representing approximately 5.32% of the Issuer’s outstanding shares of Common Stock). The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 10,937,029 shares of Common Stock outstanding as November 7, 2013, as reported by the Issuer in their 10-Q filed with the SEC on November 12, 2013.

(c) Except as set forth on Exhibit 1 to this Schedule 13D, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) The Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.

(e) Not applicable.

13D

CUSIP No. 984249607	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The agreement between the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d–1(k)(1) under the Act is attached hereto as Exhibit 2.

The Reporting Persons entered into a joinder agreement pursuant to the terms of the Registration Rights Agreement with respect to the Series A Notes, dated as of July 22, 2011, by and among the Issuer, the holders party thereto and the guarantors party thereto, in the form filed as Exhibit 10.9 to the Issuer’s 10-Q filed on August 8, 2011 (the “Series A Notes Registration Rights Agreement”), pursuant to which the Reporting Persons acquired Series A Notes which may be converted into shares of Common Stock at a conversion price per share of $34.0059 and a conversion rate of 29.4067 common shares per $1,000 of Series A Notes.

The Reporting Persons entered into a joinder agreement pursuant to the terms of the Registration Rights Agreement with respect to the Series B Notes, dated as of July 22, 2011, by and among the Issuer, the holders party thereto and the guarantors party thereto, in the form filed as Exhibit 10.10 to the Issuer’s 10-Q filed August 8, 2011 (the “Series B Notes Registration Rights Agreement”), pursuant to which the Reporting Persons acquired Series B Notes which may be converted into shares of Common Stock at a conversion price per share of approximately $18.5334 and a conversion rate of 53.9567 common shares per $1,000 of the Series B Notes.

The descriptions of the Joint Filing Agreement, Series A Notes Registration Rights Agreement and Series B Notes Registration Rights Agreement are summaries only and are qualified in their entireties by the actual terms of each of such agreements, copies of which are filed as Exhibits to this Statement on Schedule 13D and incorporated herein by reference.

Except for the Joint Filing Agreement, Series A Notes Registration Rights Agreement and Series B Notes Registration Rights Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as an Exhibit

Exhibit 1:	Transactions in the shares of Common Stock

Exhibit 2:	Joint Filing Agreement

Exhibit 3:	Series A Notes Registration Rights Agreement[10]

Exhibit 4:	Series B Notes Registration Rights Agreement[11]

[10]	*Filed as Exhibit 10.9 to the 10-Q filed by the Issuer on August, 8, 2011 and incorporated herein by reference thereto.
[1][1]	*Filed as Exhibit 10.10 to the 10-Q filed by the Issuer on August, 8, 2011 and incorporated herein by reference thereto.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC,
for itself and as the general partner of Solus Alternative Asset Management LP